SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Donald R. Fishback
Vice President-Finance and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
John B. Drenning, Esq.
Hodgson Russ LLP
The Guaranty Building
140 Pearl Street, Suite 100
Buffalo, New York 14202-4040
Telephone: (716) 856-4000
August 20, 2018
(Date of event which requires filing of this statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []
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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 607495108	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015, John B. Drenning as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 876,170
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 876,170
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,170
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.00%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,171,570 voting shares of the Issuer’s Class B Stock outstanding on August 15, 2018, as provided by the Issuer.

CUSIP NO. 607495108	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: John B. Drenning, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 882,597
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 882,597
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,597[2]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.15%[3]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Includes 6,427 shares owned individually.
3 Based on 4,171,570 voting shares of the Issuer’s Class B Stock outstanding on August 15, 2018, as provided by the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class B Common Stock, $1.00 par value per share (the “Class B Stock”) of Moog Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Jamison Road, East Aurora, New York 14052-0018.

Item 2.	Identity and Background.

(a) This Statement is filed by the Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015 (the “Trust”) and by John B. Drenning in his capacity as trustee of the Trust (the “Trustee”).

(b) The address of the principal business office of the Trust is 400 Jamison Road, East Aurora, New York 14052-0018. The Trustee’s business address is The Guaranty Building, 140 Pearl Street, Suite 100, Buffalo, New York 14202-4040.

(c) The assets of the Trust are held for the benefit of the participants in the Moog Inc. Plan to Equalize Retirement Income and Supplemental Retirement Plan effective August 9, 2017 (the “SERP”). The Trust was established on March 16, 1992 as a funding vehicle for the SERP, and the assets of the Trust, including the shares of Class B Stock held by the Trust, are available to fund the Issuer’s obligations under the SERP. John B. Drenning is the Trustee of the Trust.

(d) During the last five years, neither the Trust, the SERP nor John B. Drenning has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Trust, the SERP nor John B. Drenning has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected it or him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of the State of New York. John B. Drenning is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Trust acquired 726,170 shares of Class B Stock from the Moog Inc. Employees’ Retirement Plan on August 20, 2018 for a purchase price of $75.74 per share. The Trust paid the purchase from cash on hand. The remaining 150,000 shares of Class B Stock held by the Trust were acquired from the Moog Inc. Stock Compensation Trust as follows: (a) 100,000 shares on April 27, 2015 at a purchase price of $73.28 per share using cash on hand and (b) 50,000 shares on March 18, 2016 at a purchase price of $46.00 per share using cash on hand.

Item 4.	Purpose of Transaction.

The Trust holds its shares of Class B Stock to fund the Issuer’s obligations under the SERP and for long-term investment purposes. Other than for such purposes, neither the Trust, the SERP nor the Trustee, has made any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (v) any material change in the Issuer's present capitalization or dividend policy; (vi) any material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated in this paragraph.

Item 5.	Interest in Securities of the Issuer.

(a) The Trust beneficially owns 876,170 shares of Class B Stock, which equals 21.00% of the outstanding Class B Common Stock, based on 4,171,570 voting shares of the Issuer’s Class B Stock outstanding on August 15, 2018. In addition, the Trustee beneficially owns 6,427 shares of Class B Stock, which equals an additional 0.15% of the Issuer’s outstanding Class B Common Stock, based on 4,171,570 voting shares of Class B Stock outstanding on August 15, 2018.

(b) The Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 876,170 shares of Class B Stock held by the Trust. The Trustee does not share voting power or dispositive with any person with respect to any shares of Class B Stock held by the Trust. The Trustee has sole voting and dispositive power for all 6,427 shares of Class B stock owned individually.

(c) No shares of Class B Stock were acquired or sold by the Trust during the sixty (60) preceding the date of this Schedule 13D, except for the acquisition of 726,170 shares of the Issuer’s Class B Stock from the Moog Inc. Employees’ Retirement Plan on August 20, 2018 as described in Item 3 above. No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) preceding the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as described above and provided for in the trust agreement attached hereto, there are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer’s securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this amendment to Schedule 13D:
10.1.    Moog Inc. Supplemental Retirement Plan Trust as amended and restated effective January 1, 2015, by and between Moog Inc. and John B. Drenning, as Trustee.

10.2    Moog Inc. Plan to Equalize Retirement Income and Supplemental Retirement Plan effective August 9, 2017.

[ signature page follows ]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018

JOHN B. DRENNING, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. SUPPLEMENTAL RETIREMENT PLAN TRUST, as amended and restated effective January 1, 2015

By:     /s/ John B. Brenning
John B. Drenning, individually and as Trustee